[WSGR LETTERHEAD]
August 31, 2007
VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:	Ms. Peggy Fisher, Assistant Director

Re:	Response to Letter Dated August 23, 2007
Renegy Holdings, Inc.
Registration Statement on Form S-4
Originally Filed June 28, 2007
File No. 333-144110
Ladies and Gentlemen:
     On behalf of Renegy Holdings, Inc. (the “Company”), we submit this letter (this “Response Letter”) in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated August 23, 2007 (the “Comment Letter”) relating to the above-referenced Registration Statement. On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing a copy of Amendment No. 2, marked to show changes from Amendment No.1 (filed August 9, 2007), to Ms. Peggy Fisher by overnight delivery.
     We have numbered this Response Letter in accordance with the numbering in the Comment Letter and have recited the comments from the Staff herein in bold and italicized font for your convenience. All page references in the Company’s responses refer to the corresponding page numbers in the marked copy of Amendment No. 2 provided to you with this Response Letter.
Unaudited Pro Forma Financial Statements, page 104
Note 1 — Summary of Accounting for Merger, page 108
1.	You state here that Catalytica stockholders will receive one share of Renegy common stock for each share of Catalytica common stock held. Please reconcile this to the disclosure on page 3 which states that Catalytica stockholders will receive one-seventh of a share of Renegy common stock for each share of Catalytica common stock held.

United States Securities and Exchange Commission
August 31, 2007

RESPONSE TO COMMENT 1:
     We advise the Staff that the noted disclosure has been revised on page 110 to reflect the one-for-seven exchange ratio.
Note 2 — Additional Notes related to Pro Forma Adjustments, page 109
2.	We note your response to prior comment 2. Please address the following:
•	Revise the disclosure here to discuss the basis for the 40% volatility assumption.

•	Revise the disclosure here to provide additional details regarding the marketability discounts. Discuss the factors considered in determining the size of the marketability discount. In this regard, please note the guidance in paragraph 57 of the AICPA’s “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”
RESPONSE TO COMMENT 2:
     We advise the Staff that the noted disclosure has been revised on page 112 to discuss the basis for the 40% volatility assumption. The revised language provides that the volatility assumption was determined by reference to selected independent power producers and renewable energy companies. As we discussed with the Staff, Bernard Ederer, the managing director of Oxford Advisors (“Oxford”), the firm which conducted the independent appraisal of the warrants, will be available as needed to discuss the methodology used in the preliminary valuation of the warrants, including the list of independent power producers used in Oxford’s analysis. We respectfully note that Oxford’s appraisal is a preliminary valuation of the warrants, and that a final valuation will be conducted in connection with the closing of the proposed transaction for the purpose of recording the related expense.
     We further advise the Staff that the noted disclosure has been revised on page 112 to provide additional details regarding the marketability discounts and to discuss the factors considered in determining the size of these discounts. Specifically, Oxford's independent appraisal includes a consideration of various factors, including the restrictions on transferability of the warrants, the lack of an active market and repurchase program for the warrants, the limited pool of potential buyers of the warrants, the uncertainty of the value of Renegy and the limited expected float of Renegy’s common stock. We refer the Staff to page 100 of Amendment No. 2 for additional detail regarding the transfer restrictions of the warrants.
Catalytica Energy Systems, Inc. Financial Statements, page F-1
General
3.	Please update your financial statements in accordance with Rule 3-12 of Regulation S- X. Please note this comment also applies to the Snowflake White Mountain Power, LLC financial statements on page F-60 and the unaudited pro forma financial statements on page 104.

United States Securities and Exchange Commission
August 31, 2007

RESPONSE TO COMMENT 3:
     We advise the Staff that the financial statements of Catalytica and the Snowflake entities and the unaudited pro forma financial statements have been updated in accordance with Rule 3-12 of Regulation S-X. We refer the Staff to pages F-1, F-44 and 106, respectively.
     Please do not hesitate to contact the undersigned or Daniel J. Rodriguez at 650-493-9300 if you desire to discuss any of the foregoing responses or Amendment No. 2, or if you need additional information.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein

Bradley L. Finkelstein, Esq.

cc:	w/ enclosures:
Eduardo Aleman

w/o enclosures:
Robert W. Zack, CEO and CFO, Catalytica Energy Systems, Inc.
William Ellis, Director, Audit Committee Chairman, Catalytica Energy Systems, Inc.
Robert M. Worsley, CEO, Snowflake White Mountain Power, LLC, Renegy, LLC and Renegy Trucking, LLC
Thomas Christie, Ernst & Young
Jack Kanner, Ernst & Young
Donna M. Petkanics, Esq., Wilson Sonsini Goodrich & Rosati
Daniel J. Rodriguez, Esq., Wilson Sonsini Goodrich & Rosati
Richard M. Weinroth, Esq., Catalytica Energy Systems, Inc.
Christopher D. Johnson, Esq., Squire Sanders & Dempsey LLP
Christopher A. Van Tuyl, Esq., Squire Sanders & Dempsey LLP
Bernard Ederer, Oxford Advisors